MAIL STOP 05-11

May 17, 2006

Mr. Giorgio Endrizzi, CEO
Crescendo Acquisition Corp.
c/o Sofigen Treuunternehmen reg.
Ratikonstr. 33, Postfach 443
FL-9490 Vaduz
Furstentum Liechtenstein

> **Re:** **Crescendo Acquisition Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File Number 000-50804**

Dear Mr. Endrizzi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 - Financial Statements

1. We note your statement that you are an inactive entity as defined by Section 3-11 of Regulation S-X. We also note your disclosure in Note 4 that you have issued shares in exchange for services. Note that an inactive entity under Article 3-11 of Regulation S-X cannot have sold any of its stock. The definition of a sale under the Securities Act of 1933 includes any disposition in exchange for value, such as the issuance of shares for services. Accordingly, please revise the filing to include the audited financial statements required by Item 310 of Regulation S-B.

Item 8A – Controls and Procedures

2. We note your disclosure regarding the evaluation of disclosure controls and procedures. Note that the evaluation is required to be conducted as of the end of the period covered by the report, rather than 90 days prior to the date of the report as indicated by your disclosure. Also, please revise to clarify, if true, that your sole officer and director concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your sole officer and director to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

3. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B. The current disclosure regarding changes in internal controls refers to a period "subsequent to the date of the evaluation" of disclosure controls and procedures.

4. We note that your conclusion on the effectiveness of disclosure controls and procedures is qualified based on the limited nature of your operations. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your sole officer and director on the effectiveness of your disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies